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UNIT
SECURITIES AND E
Washingt

11019205

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 WALNUT STREET UNIT 305
(No. and Street)

PHILADELPHIA (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BRIGANTE 978-376-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

1417 LOCUST STREET, SUITE 300 (Address) PHILADELPHIA (City), PA (State) 19102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTHONY BRIGANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

JAMES J JULICH
Notary Public, State of New Jersey
My Commission Expires January 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. None
- x (o) Independent Auditor's Report on Internal Control Structure required by Sec Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070

www.gpcdcpa.com

To the Board of Directors
JFD Securities, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of JFD Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reported. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 14, 2011

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 83,112
Deposits with clearing organizations and others	100,100
Receivables from broker-dealers and clearing organizations	414,420
Prepaid expenses	33,813
Loans, employees	20,127
Furniture and equipment, at cost, less accumulated depreciation of $13,549	5,897
Security deposit	10,540
Total assets	$ 668,009

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 56,440
Total liabilities	56,440
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	100,900
Retained earnings	510,569
Total stockholders' equity	611,569
Total liabilities and stockholders' equity	$ 668,009

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2010

Revenue:	
Commission	$ 3,301,549
Interest	3,571
Total revenue	3,305,120
Expenses:	
Compensation	
Officer's	836,648
Staff	790,380
Payroll taxes	54,622
Employee benefits	99,486
Bank and service charges	145
Floor brokerage, exchange, and clearance fees	267,631
Floor trading discrepancies	6,897
Commissions broker-dealer	46,452
Communications and data processing	139,581
Contributions	15,103
Depreciation	2,680
Dues	16,668
Equipment rentals	2,662
Insurance	6,160
Occupancy costs	54,521
Office expenses	19,051
Other expense	2,276
Professional fees	69,911
Taxes, business and capital stock	9,044
Travel and entertainment	136,868
Vehicle costs	50,670
	2,627,456
Net income before interest expense	677,664
Interest expense	264
Net income	$ 677,928

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2010	$ 100	$ 100,900	$ 362,590
Net income			677,928
Shareholder distributions			(529,949)
Balance, December 31, 2010	$ 100	$ 100,900	$ 510,569

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 677,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,680
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	(50,090)
Net receivable from broker-dealers and clearing organizations	(219,626)
Other	(38,105)
Increase (decrease) in operating liabilities:	
Payables and accruals	(149,878)
Net cash provided by operating activities	222,909
Cash used in investing activities:	
Purchase of long term assets	(2,094)
Net cash used in investing activities	(2,094)
Cash flows from financing activities:	
Distribution to shareholder	(529,949)
Net cash used in financial activities	(529,949)
Increase in cash	(309,134)
Cash, beginning of year	392,246
Cash, end of year	$ 83,112
Supplemental cash flows disclosure:	
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Notes to the Financial Statements
December 31, 2010

NOTE 1 ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a SEC registered Broker-Dealer, FINRA, NASDAQ-OMX and SIPC Member. The Company is a member of the National Association of Securities Dealers (NASDAQ). JFD is a Pennsylvania Company with offices in Pennsylvania and New Jersey. (See Subsequent Events Note).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

This preparation of financial statements is in conformity with generally accepted accounting principles requiring management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are carried at cost.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets.

Income taxes

The Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder.

NOTE 3 OPERATING LEASE COMMITMENTS

The Company has offices in Philadelphia, Pennsylvania and Millburn, New Jersey. (See Subsequent Events Note).

Lease commitments in excess of one year are as follows:

2011	$ 23,580
2012	24,300
2013	10,250

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $100,000. At December 31, 2010, the Company's "aggregate indebtedness" and "net capital" (as defined) were $56,440 and $197,969, respectively, and its aggregate indebtedness to net capital ratio was .12 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 5 RETIREMENT AND PROFIT SHARING PLANS

401K

The Company has initiated a 401K plan for its employees. Under the plan, employees may withhold a percentage of their pay, as deferred pay, to the maximum allowed by the internal revenue rules and regulations. The Company matches their contributions to a maximum of 3% of gross wages. The Company contributed $21,635 during the year ended December 31, 2010.

Profit Sharing Plan

The Company has initiated a profit sharing plan. No contributions were made under this plan during the year ended December 31, 2010.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 Subsequent events

Effective, January 6, 2011, the Company merged its' Pennsylvania and New Jersey offices. As of that date, all business transactions will be conducted at the New Jersey office.

SUPPLEMENTARY INFORMATION

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Total stockholders' equity	$ 611,569
Less non-allowable	
Receivables from broker-dealers, non current	69,841
Fixed assets, net	5,897
Security deposit	10,540
Prepaid expenses	33,813
Other	20,127
	140,218
Net capital before haircuts in securities position and undue concentrations	471,351
Less haircuts and undue concentrations money market funds	5,744
Net capital	$ 465,607
Total aggregate liabilities from financial statements	$ 56,440
Adjustments	0
Adjusted aggregate liabilities	$ 56,440
Computation of basis net capital requirement	
Minium net capital required:	
Calculation	$ 3,765
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	365,607
Excess net capital at 1000 percent	345,607
Ratio: Aggregate indebtedness to net capital	12.12%
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report (amended)	$ 419,207
Difference	$ 46,400

JFD SECURITIES, INC.
Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

JFD Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. JFD Securities, Inc. clears all of its trading activities through another broker - dealer. They are Merrill, Lynch, Pierce, Fenner & Smith, Inc.

Net capital	$ 465,607
Minimum net capital required:	
Calculation	3,765
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital at 1500 percent	365,607
Excess net capital at 1000 percent	345,607
Reconciliation with Company's calculation:	
Net excess capital at 1000 percent, as reported in Company's Part II (unaudited) FOCUS report	$ 319,207
Difference	$ 46,400

NOTE: The difference is primarily a result of decreases in liabilities, and the net resulting effect of 10% reduction in liabilities.

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070

www.gpcdcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
JFD Securities, Inc.

In planning and performing our audit of the financial statements of JFD Securities , Inc. ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and the reserve required by Rule 15d3-3(d).
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control structure that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 14, 2011